UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2026

Commission File Number: 001-42016

Neo-Concept International Group Holdings Ltd

(Registrant’s Name)

10/F, Seaview Centre

No. 139-141 Hoi Bun Road

Kwun Tong

Kowloon, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Results of the 2026 Annual General Meeting

Neo-Concept International Group Holdings Limited (the “Company”) held its 2026 annual general meeting of shareholders (the “AGM”) on September 28, 2026 at 3:00 p.m. (Hong Kong time) at 10/F, Seaview Centre, 139-141 Hoi Bun Road, Kwun Tong, Kowloon, Hong Kong. As a quorum was not present within fifteen (15) minutes from the time appointed for the AGM, the AGM stood adjourned to October 5, 2026 at 3:00 p.m. (Hong Kong time) at the same venue in accordance with the Company’s articles of association and the notice of the AGM dated September 15, 2026 (the “Notice”). The adjourned meeting was duly held on October 5, 2026 (the “Meeting”).

Holders of a total of 566,643 ordinary shares of the Company, carrying in aggregate 4,626,643 votes, voted at the Meeting, out of a total of 2,545,544 ordinary shares issued and outstanding and entitled to vote at the Meeting, and therefore constituting a quorum as of the record date of September 8, 2026. All resolutions presented to the shareholders at the Meeting were duly passed. Capitalized terms not otherwise defined in this report shall have the meanings assigned to them in the Notice.

The full text of the resolution was included in the Notice, which was furnished to the Securities and Exchange Commission on Form 6-K on September 16, 2026.

The Third Amended and Restated Memorandum and Articles of Association of the Company, as adopted by way of a special resolution at the Meeting’s, is furnished as Exhibit 99.1 to this Report on Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Neo-Concept International Group Holdings Ltd

Date: October 5, 2026

By:	/s/ Jiang Pengfei
Name:	Jiang Pengfei
Title:	Chairman of the Board and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Third Amended and Restated Memorandum and Articles of Association of the Company

3